Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated July 26, 2005, with respect to the special-purpose combined statements of selected assets, selected liabilities and parent funding of Verizon Communications Inc.’s Hawaii Business, a combination of Verizon Hawaii Inc. and carved-out components of Verizon Information Services, GTE.Net LLC, Bell Atlantic Communications Inc., and Verizon Select Services Inc. as of December 31, 2004, and the related combined statements of income, parent funding, and cash flows for the period from January 1, 2005 to May 1, 2005 and the years ended December 31, 2004 and 2003 included in Amendment No. 1 to the Registration Statement (Form S-4) and related Prospectus of Hawaiian Telcom Communications, Inc. for the registration of $500 million of its debt

/S/    ERNST & YOUNG LLP

New York, New York

March 29, 2006